Exhibit 99.1

The Generation Essentials Group Reports on Half Year Performance with a ~160% Increase in Revenue

●	TGE Achieved ~160% Increase in Revenue

●	Hospitality arm’s revenue increased by over 60%

●	Non-GAAP Adjusted Net Income Surged over 70% to US$61.0 million

●	Total Assets amounted to US$1.25 billion (US$25.7/share)

●	Net asset value amounted to US$841 million (US$17.3/share)

PARIS, SINGAPORE & NEW YORK, October 20, 2025

The Generation Essentials Group (“TGE”, the “Company”, or “we”, NYSE: TGE), a NYSE listed company focusing on global strategies and developments in multi-media, entertainment, and cultural events worldwide as well as hospitality and VIP services, announces its unaudited financial results for the six months ended June 30, 2025.

Highlights and Key Developments

●	TGE owns AMTD L’Officiel’s intellectual properties (“IP”) globally and maintains our operations through direct owner’s model and franchisee network in over 30 countries and regions. In the six months ended June 30, 2025, we started our first IP extended businesses under L’Officiel Coffee. Featuring carefully curated specialty coffees, beautifully crafted sweets including L’Officiel mousse cakes, L’Officiel magazine cakes (with inter-changing of covers on the magazine cakes, leveraging our world library of global fashion images and magazines’ covers of over 100 years), in a stylish space at Omotesando in Japan, the venue’s popularity grew rapidly, establishing it as a vibrant social and cultural hotspot well beloved by influencers, local communities, and visitors alike. TGE has announced plans to roll out L’Officiel Coffee globally and target to open 15-20 L’Officiel Coffee shops worldwide in the next three years.

●	Hotel operations, hospitality and VIP services income increased from US$7.9 million in the comparable period in 2024 to US$12.7 million in the six months ended June 30, 2025, representing a 60.3% growth.

●	During the six months ended June 30, 2025, the Company completed the business combination with Black Spade Acquisition II Co. This business combination is not within the scope of IFRS 3 since Black Spade Acquisition II Co does not meet the definition of a business in accordance with IFRS 3, the transaction is accounted for as a share-based payment transaction within the scope of IFRS 2. As the fair value of consideration transferred is higher than the net identifiable net assets acquired, the Company recognized share-based payments of US$58.9 million as a result of the business combination. This represents an exceptional one-off expense resulting from the completion of the business combination, and such expense did not affect the Company’s recurring operating results and financial position.

Statement from the Board Members and Senior Management:

Dr. Feridun Hamdullahpur, Co-Chairman of the board and chairman of the audit committee of the Company, said, “TGE the three alphabets takes many meanings for our company and for me as Co-Chairman of the board: we are the generation essentials, a company with our global capability and credentials to provide authentic, ethical and quality contents to the current generation of individuals and beyond. On the other hand, we are the global entertainment enterprise committed to expanding our presence in a multi-dimensional and global manner across various areas of growth. We are also the growing enterprise that offers multiple avenues of growth in a diversified manner across media, entertainment and hospitality spaces. We are proud of our results and we are confident to deliver long term values to our shareholders”.

Mr. Samuel Chau, director and CFO of the Company, said, “The first half of 2025 has been a transformative period for The Generation Essentials Group, marked by the successful completion of our business combination and listing on the NYSE. This milestone represents a significant step forward in expanding our global presence and reinforcing our position as a leader in multi-media, entertainment, and cultural affairs. As we continue to grow, our focus remains on delivering innovative experiences, creating value through our diverse portfolio, and driving excellence across our core businesses.”

Financial Results for the Six Months Ended June 30, 2025

Revenue

Our revenue for the six months ended June 30, 2025 amounted to US$87.4 million, as compared to US$34.2 million recorded for the comparable period in 2024. The increment was primarily attributable to: -

●	Hotel operations, hospitality and VIP services income increased from US$7.9 million in the comparable period in 2024 to US$12.7 million for the six months ended June 30, 2025, representing a 60.3% growth.

●	Dividend income and gain related to disposed financial assets at fair value through profit or loss was US$8.6 million for the six months ended June 30, 2025, compared to US$8.7 million for the comparable period in 2024.

●	Net fair value changes on financial assets at fair value through profit or loss was US$56.2 million for six months ended June 30, 2025, compared to US$7.2 million for the comparable period in 2024. The increase was mainly attributable to the unrealized gain on our investment portfolio in 2025.

Cost of Production and Cost of Hotel Operation

Cost of production and cost of hotel operation increased from US$34.2 million for the comparable period in 2024 to US$87.4 million in six months ended June 30, 2025, mainly due to the additional costs recognized from our hotel operation in line with the increase in revenue generated from our hotel operation, as well as the launch of our L’Officiel Coffee in Japan.

Other Income

Other income decreased from US$24.8 million for the comparable period in 2024 to US$7 thousand for the current period, mainly due to the disposal of the entire equity interests in certain of our subsidiaries engaging in non-core business during 2024.

Share-based payments

During six months ended June 30, 2025, the Company completed the business combination with Black Spade Acquisition II Co. This business combination is not within the scope of IFRS 3 since Black Spade Acquisition II Co does not meet the definition of a business in accordance with IFRS 3, the transaction is accounted for as a share-based payment transaction within the scope of IFRS 2. As the fair value of consideration transferred is higher than the net identifiable net assets acquired, the Company recognized share-based payments of US$58.9 million resulting from the business combination.

This expense was one-off in nature resulting from the completion of the business combination, and such expense did not affect the Company’s recurring operating results and financial position.

Fair value change on financial liabilities at FVTPL

Upon the business combination between the Company and Black Spade Acquisition II Co, the Company has 16,220,000 warrants outstanding. The Company recognized the warrant as financial liabilities at FVTPL and thus the changes in fair value have been recognized in profit or loss. In the current period, the Company recognized US$5.2 million fair value gain on the warrants.

Other Operating Expenses

Other operating expenses for the six months ended June 30, 2025 increased by 69.5% as compared to the comparable period in 2024 to US$10.4 million, primarily attributable to an increase in our hotels’ depreciation charges and the additional other operating costs recognized from our hotels in line with the increase in revenue generated from our hotel operation.

Staff Costs

Staff costs for the six months ended June 30, 2025 remain relatively steady at US$5.7 million compared to the comparable period in 2024.

Finance Costs

Finance costs for the six months ended June 30, 2025 decreased slightly by 3.4% compared to the comparable period in 2024 to US$4.6 million, primarily due to our continuous efforts in asset liability management controls.

Income Tax Expense

Income tax expense for the six months ended June 30, 2025 remained steady at US$1.5 million compared to the comparable period in 2024.

Profit For the Period

The Company recorded a non-GAAP adjusted net income of US$61.0 million in the six months ended June 30, 2025, a growth of 74.5% as compared to the comparable period in 2024. On GAAP basis, there is an additional one-off share-based payments charge of US$58.9 million against the above non-GAAP adjusted net income, which was recognized upon the completion of the business combination. See “Unaudited Reconciliation of IFRS and Non-GAAP Results.”

Non-GAAP Financial Measures

We adjusted net income, which is non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents profit for the period excluding one-off share-based payment expense arising from the completion of the business combination in accordance with IFRS 2. We define adjusted net income as profit for the period adjusted for non-recurring or extraordinary items.

We believe that non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of one-off share-based payment expenses that we include in our profit for the six months ended June 30, 2025. We also believe that non-GAAP financial measures provide useful information about our results of operations, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.

Non-GAAP financial measures are not presented in accordance with IFRS and may be different from non-GAAP methods of accounting and reporting used by other companies. Non-GAAP financial measures have limitations as analytical tools and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with IFRS. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure. We mitigate these limitations by reconciling non-GAAP financial measures to the most comparable IFRS performance measures, all of which should be considered when evaluating our performance. For more information on non-GAAP financial measures, please see “Unaudited Reconciliation of IFRS and Non-GAAP Results” set forth at the end of this press release.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of The Generation Essentials Group, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and none of The Generation Essentials Group undertakes any obligation to update any forward-looking statement, except as required under applicable law.

THE GENERATION ESSENTIALS GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

	Six months ended June 30,
	2024	2025
	US$’000	US$’000
	(audited)	(unaudited)
REVENUE
Fashion, arts and luxury media advertising and marketing services income	10,446	9,976
Hotel operations, hospitality and VIP services income	7,905	12,668
Dividend income and gains related to disposed financial assets at fair value through profit or loss	8,660	8,612
Net fair value changes on financial assets at fair value through profit or loss	7,220	56,173
	34,231	87,429

Cost of production and cost of hotel operation	(5,401)	(9,466)
Other income	24,785	7
Share-based payments	-	(58,878)
Fair value change on financial liabilities at fair value through profit or loss	-	5,221
Other operating expenses	(6,127)	(10,388)
Staff costs	(5,669)	(5,674)
Share of losses of joint ventures	(558)	-
Finance costs	(4,775)	(4,614)

PROFIT BEFORE TAX	36,486	3,637
Income tax expense	(1,549)	(1,544)

PROFIT FOR THE PERIOD	34,937	2,093

OTHER COMPREHENSIVE INCOME (EXPENSES)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(185)	11,246
Share of other comprehensive income of joint ventures	2,833	-

Items that will not be reclassified subsequently to profit or loss:
Exchange difference on translation from functional currency to presentation currency	269	(8,871)
Surplus on revaluation of properties	3,173	7,312
OTHER COMPREHENSIVE INCOME FOR THE PERIOD	6,090	9,687
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	41,027	11,780

Profit for the period attributable to:
Owners of the company	16,155	5,383
Non-controlling interests	18,782	(3,290)
	34,937	2,093

Total comprehensive income for the period attributable to:
Owners of the company	18,832	5,281
Non-controlling interests	22,195	6,499
	41,027	11,780

EARNINGS PER SHARE
Class A ordinary shares:
Basic (US$ cents per share)	1.24	0.12
Diluted (US$ cents per share)	N/A	0.12
Class B ordinary shares:
Basic (US$ cents per share)	1.24	0.12
Diluted (US$ cents per share)	N/A	0.12

THE GENERATION ESSENTIALS GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2024 AND JUNE 30, 2025

	December 31, 2024		June 30, 2025
	US$’000		US$’000
	(audited)		(unaudited)
ASSETS
Current assets
Accounts receivable	6,457		7,307
Prepayments, deposits and other receivables	3,042		9,727
Financial assets at fair value through profit or loss	25,207		23,206
Derivative financial instruments	30,339		132,555
Cash and bank balances	19,978		12,559
Total current assets	85,023		185,354

Non-current assets
Property, plant and equipment	574,693		598,002
Intangible assets	119,381		118,087
Financial assets at fair value through profit or loss	395,337		345,996
Total non-current assets	1,089,411		1,062,085
Total assets	1,174,434		1,247,439

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	2,785		5,190
Other payables and accruals	7,309		8,216
Contract liabilities	564		567
Tax payable	1,554		1,900
Borrowings	176		213
Financial liabilities at fair value through profit or loss	-		6,488
Lease liabilities	253		191
Amounts due to subsidiaries’ non-controlling shareholders	63,019		64,255
Total current liabilities	75,660		87,020

Non-current liabilities
Provisions	1,664		2,079
Borrowings	219,433		229,964
Lease liabilities	267		265
Deferred tax liabilities	5,658		5,597
Amount due to ultimate holding company	102,622		81,563
Total non-current liabilities	329,644		319,468
Total liabilities	405,304		406,488
Equity
Share capital	-	*	-	*
Reserves	665,277		730,599
Total equity attributable to owners of the Company	665,277		730,599
Non-controlling interests	103,853		110,352
Total equity	769,130		840,951
Total liabilities and equity	1,174,434		1,247,439

*	less than US$1,000.

THE GENERATION ESSENTIALS GROUP

UNAUDITED RECONCILIATION OF IFRS AND NON-GAAP RESULTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025

The table below sets forth unaudited reconciliations of our IFRS and non-GAAP results for the periods indicated:

US$’000	Six months ended June 30, 2024	Six months ended June 30, 2025
IFRS Measure: Profit for the period	34,937	2,093
Adjustment:
One-off share-based payment expenses	-	58,878
Non-GAAP Measure: Adjusted net income	34,937	60,971